UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Winn, Patrick J.
   2104 Silverthorn Drive
   Rockford, IL  61107
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   06/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Corporate Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |12/18/|    |V|2.3452            |A  |$47.25     |---                |D     |---                        |
                           |98    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |03/19/|    |V|2.8221            |A  |$68.3211   |---                |D     |---                        |
                           |99    |    |(|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |03/31/|    |V|0.602             |A  |$69.50     |---                |I     |401(k) Plan                |
                           |99    |    |(|                  |   |           |                   |      |                           |
                           |      |    |2|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |05/28/|    |V|0.855             |A  |$69.1875   |---                |I     |401(k) Plan                |
                           |99    |    |(|                  |   |           |                   |      |                           |
                           |      |    |2|                  |   |           |                   |      |                           |
                           |      |    |)|                  |   |           |                   |      |                           |
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Common Stock               |06/10/|J(3)| |353.067           |D  |$70.1191   |-0-                |I     |401(k) Plan                |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/10/|J(5)| |1,000             |A  |$70.1191   |---                |D     |---                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/10/|J(6)| |4,932.3786        |D  |$70.1191   |-0-                |D     |---                        |
                           |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Nonqualified |(4)     |06/10|J(4)| |11,400     |D  |     |     |Common Stock|11,400 |       |-0-         |D  |---         |
Stock Option (Right to|        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
 Buy)w/Tandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Restricted Stock Units|n/a     |06/19|J(5)| |1,000      |D  |     |     |Common Stock|1,000  |       |-0-         |D  |---         |
                      |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)Acquisition by Reporting Person pursuant to dividend reinvestment on Sundstrand stock held in account with Smith
Barney.
(2)Allocated to Reporting Person's account pursuant to an automatic dividend reinvestment feature of the
Sundstrand Corporation Employee Savings Plan-Sundstrand Stock
Fund.
(3)In connection with the merger with United Technologieis Corporation ("UTC"), shares of Sundstrand common stock held in the Reporting Person's Sundstrand Corporation Employee Savings Plan-Sundstrand Stock Fund account were exchanged for the merger consideration of cash and UTC stock on June 10, 1999.
(4)In connection with the merger with UTC, 11,400 Sundstrand stock options held by the Reporting Person were converted to 12,612 UTC stock options. Of the 11,400 Sundstrand options held by the Reporting Person prior to the conversion to UTC options, 1,000 were at an exercise price of $19.3125, 1,400 were at an exercise price of $22.375, 2,000 were at an exercise price of $38.9375, 3,500 were at an exercise price of $51.3125, and 3,500 were at an exercise price of
$50.5938.
(5)In connection with the merger with UTC, 1,000 restricted stock units held by the Reporting Person were released. The released units were exchanged for 1,000 shares of Sundstrand common stock, which in turn were exchanged for the merger consideration of cash and UTC stock on June 10, 1999, with 558 UTC shares being issued to the Reporting Person. (See Note 6 below.)
(6)In connection with the merger with UTC, the 4,932 shares of Sundstrand common stock directly held by the Reporting Person were exchanged for the merger consideration of cash and UTC stock on June 10, 1999, with 2,752 UTC shares being issued to the Reporting Person. Of the 2,752 UTC shares issued, 558 were related to the release of restricted stock units (see Note 5 above).